Exhibit 99.2

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description of the securities registered under Section 12 of the Securities Exchange Act of 1934 of TotalEnergies SE (“TotalEnergies,” “us,” “our,” “we” or the “Company”) is a summary of the rights of our ordinary shares and certain provisions of our articles of association as amended through September 26, 2025 (the “Articles of Association”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Association previously filed with the Securities and Exchange Commission as Exhibit 99.14 to our Form 6-K (File No. 001-10888), filed on October 1, 2025, as well as to the applicable provisions of French law. We encourage you to read our Articles of Association and applicable French law carefully.

As of December 8, 2025, we have the following series of securities registered pursuant to Section 12(b) of the Exchange Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares par value €2.50 per share	TTE	New York Stock Exchange

GENERAL

We are a European Company (societas europaea or SE), incorporated under French law, whose share capital is publicly traded. As of December 8, 2025, our share capital amounted to €5,516,463,857.50 and consisted of 2,206,585,543 ordinary shares of nominal value of €2.50 each.

Our shares are listed on the regulated markets of Euronext Paris (France) and Euronext Brussels (Belgium), on the London Stock Exchange through Crest depository interests (United Kingdom) and on the New York Stock Exchange (“NYSE”, United States) under the symbol “TTE”.

On December 8, 2025, we terminated our American depositary receipt (“ADR”) facility and arranged for the conversion of outstanding ADRs for the underlying ordinary shares. The conversion allows our shareholders to directly own and publicly trade ordinary shares on the NYSE. As a result of this, there are no outstanding ADRs as at December 8, 2025.

FORM OF SHARES

Our shares are available in the form of an entry in a share register without issuance of a share certificate, and may be registered, directly or indirectly, either on a U.S. register (the “U.S. Register”) maintained by our U.S. transfer agent, Computershare Trust Company, N.A. (“Computershare”) or in securities accounts maintained in France in accordance with French requirements (such accounts being collectively referred to as the “French Register”). Each shareholder has the option to have its shares registered on the U.S. Register or on the French Register and, in the latter case, to have its shares held in registered (au nominatif) or in bearer (au porteur) form. As of December 8, 2025, 184,911,472 of our ordinary shares were recorded on the U.S. Register and 2,021,674,071 of our ordinary shares were recorded on the French Register.

The U.S. Register

Shares registered on the U.S. Register are either in the name of Cede & Co., acting as nominee on behalf of the Depositary Trust Company (“DTC”), or in the name of holders who want to be directly recorded on the U.S. Register (“Registered Holders”). Shares registered on the U.S. Register are in “au porteur” form under French law.

Our ordinary shares, including those registered on the U.S. Register, are admitted to the operations of the central depositary Euroclear France. Société Générale has been appointed by the Company to act in France as registered intermediary (intermédiaire inscrit) for the account of the registered owners of the shares on the U.S. Register, including Cede & Co., in accordance with Articles L. 228-1 et seq. of the French Commercial Code (the “Registered Intermediary”).

The French Register

Shares registered on the French Register may be in registered (“au nominatif”) form (i.e., registered in an account maintained by or on behalf of the Company) or in bearer (“au porteur”) form (i.e., registered in a securities account maintained by an authorized intermediary in accordance with Article L. 211-3 of the French Financial and Monetary Code to comply with French requirements).

Cross-border repositioning

Our shares registered on the French Register or on the U.S. Register are the same instrument and fungible.

Any shareholder seeking to reposition its shares from the French Register to the U.S. Register has to give proper instructions, at its own cost, to its authorized intermediary, custodian bank or broker (or, in the case of shares in registered (au nominatif) form, to Société Générale in its capacity as our agent) to reposition its shares. Repositioning to hold through the U.S. Register under such mechanism is not available to persons or entities domiciled in France, within the meaning of Article 102 of the French Civil Code (each a “French Resident”), pursuant to Article L. 228-1 of the French Commercial Code. To the extent a French Resident does not reposition its shares from the U.S. Register to the French Register, the voting rights and, in certain cases, dividend payments relating to the relevant shares may be limited by French law.

Any shareholder seeking to reposition its shares from the U.S. Register to the French Register has to give proper instructions, at its own cost, to its custodian bank or broker to reposition its shares. Any such shareholder who is a Registered Holder that does not have a custodian bank or broker has to give proper instructions, at its own cost, to Computershare.

Cross-border repositioning is subject to “freeze periods,” during which no instructions to reposition shares are accepted. These periods are communicated to the market.

RESTRICTIONS ON TRANSFERS AND OWNERSHIP OF OUR SHARES

Our shares, either in registered (au nominatif) or bearer (au porteur) form, are freely transferable except as otherwise restricted under U.S. or other applicable laws, which may include securities laws, antitrust laws or laws restricting foreign investment.

French Residents are not permitted to hold their ordinary shares on the U.S. Register pursuant to Article L. 228-1 of the French Commercial Code. If a French Resident were to nevertheless hold ordinary shares on the U.S. Register (including through DTC), such French Resident may be restricted from exercising voting rights until such shares are repositioned to the French Register. In the event of a French Resident knowingly disregarding the provisions of Articles L. 228-1 to L. 228-3-1 of the French Commercial Code, the court in the jurisdiction of the Company’s registered office may, at the request of the company or, in certain cases, at the request of one or more of the Company’s shareholders holding at least 5% of its share capital, order the total or partial deprivation, for a total period not exceeding 5 years of the voting rights and dividend rights attached to the shares that have been the subject of the enquiry.

Certain of our employee shareholders participating in employee share plans may be subject to minimum vesting and/or holding period requirements, including those required under the French Commercial Code.

RIGHTS AND OBLIGATIONS ATTRIBUTABLE TO OUR SHARES

Whenever it is necessary to possess several of our shares in order to exercise a right, our shares held in a number below the requisite number of our shares do not entitle their holder to any right against us, it being up to the shareholder in such a case to personally seek to collect or group together the requisite number of our shares.

Allocation of results, liquidation rights and dividend rights

Each of our shares entitles its holder to an ownership interest in the business assets, in the sharing of profits and of liquidation surpluses, in proportion to the number of shares outstanding from time to time.

The net income for the financial year, after deduction of the overhead and other social charges, as well as of any amortization of the business assets and of any provisions for commercial and industrial contingencies, constitutes the net profit.

From the said profit, reduced by the prior losses, if any, the following items are deducted in the indicated order:

•	5% to constitute the legal reserve fund until the said fund reaches one-tenth of the share capital;

•	the amount determined by shareholders at a shareholders’ meeting with a view to constitution of reserves of which it determines the allocation or the use; and

•	the amounts that the shareholders decide at a shareholders’ meeting to carry forward. The remainder is paid to the shareholders as dividends.

In the event of our dissolution and liquidation, and after we have paid all debts and liquidation expenses, all assets available for distribution shall be distributed to holders of our shares pro rata based on the amount paid upon the shares held by such holders.

Our board of directors may declare interim dividends and determine the applicable record dates for holders through the French Register and the U.S. Register. The amount of dividends declared by the board of directors and/or by the general shareholders’ meeting are approved in euros and paid (i) in euros for all the holders of shares under the French Register and (ii) in U.S. dollars for all the holders of shares under the U.S. Register.

For the purposes of the payment of the dividend in U.S. dollars, the general shareholders’ meeting or, as the case may be, our board of directors, sets the methodology for determining the U.S. dollar amount of the dividend, including establishing an exchange rate reference date prior to the payment date. The amount in U.S. dollars is equal to the amount in euros, pursuant to the methodology so established, at the time of the exchange rate reference date, but may vary at the time of payment. The payment dates to shareholders on the French Register and the U.S. Register may differ.

Our shareholders’ meeting held to approve the financial statements for the financial year may decide to grant an option to each of our shareholders, with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in our shares. Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind; provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash.

The shareholders’ meeting may decide at any time, but only on the basis of a proposal by our board of directors, to effect a complete or partial distribution of the amounts appearing in the reserve accounts, either in cash or in our shares.

The holders of shares under the French Register and under the U.S. Register at the end of trading on the applicable record dates are entitled to receive the dividend.

Voting rights

Each of our shares entitles its holder to participate in our shareholders’ meetings, in any form whatsoever, subject to registering or recording its shares under the conditions and within the time periods provided for by regulations in effect.

All shareholders may attend our shareholders’ meetings, irrespective of the number shares held. For shareholders holding through the U.S. Register, shareholders are requested to pre-register with the Company’s proxy agent and must be able to prove their continued ownership as of the Voting Record Date (as defined below) in order to vote their shares at a shareholders’ meeting. Shareholders that hold their TotalEnergies ordinary shares on the U.S. Register indirectly through a broker, bank or other intermediary should also contact their broker, bank or other intermediary in advance to obtain information on how to obtain a legal proxy and proof of continued ownership dated as of the Voting Record Date in a timely fashion, or else seek to reposition their shares to the French Register.

Shareholders holding shares through the French Register, may vote by mail, or give proxy by using the given form conforming to applicable French regulations, or attend the shareholders’ meeting in person.

Shareholders holding shares through the U.S. Register, may instruct their custodian bank or broker on voting instruction forms prepared by securities intermediaries, or, in the case of Registered Holders without a custodian bank or broker, may provide instructions to the Company’s proxy agent and tabulator on a form prepared by the Company. Such voting instructions from the U.S. Register are compiled and communicated to the Registered Intermediary to formally vote through the following process:

•	A notice record date is fixed for all shareholders registered through the U.S. Register, which date is on or about the 30th day before the meeting (the “U.S. Notice Record Date”). Holders of record as of the U.S. Notice Record Date receive notices and information regarding the upcoming vote.

•	A French voting record date is set in accordance with French law, i.e., the right to participate in the meeting is limited to those registered as shareholders at midnight, Central European Time, on the voting record date established pursuant to applicable French law (the “Voting Record Date”). Only votes of shareholders registered (either through the U.S. Register or through the French Register) on the Voting Record Date are counted.

•	Voting instructions are transmitted to the Company via the Registered Intermediary, for the account of all shareholders registered on the U.S. Register, in accordance with Articles L. 228-1 et seq. of the French Commercial Code.

•	We reconcile shareholders’ positions as of the U.S. Notice Record Date with the list of eligible shareholders as of the Voting Record Date before finalizing the results. To the extent that shareholders as of the U.S. Notice Record Date submit voting instructions, but do not remain shareholders as of the Voting Record Date, such voting instructions will be invalidated (or if shareholders that submitted voting instructions hold fewer shares as of the Voting Record Date, such voting instructions are only taken into account for the amount of shares held as of the Voting Record Date), in accordance with articles R. 225-86 and R. 22-10-28 of the French Commercial Code. Shareholders who purchase shares between the U.S. Notice Record Date and the Voting Record Date are legally entitled to participate and vote at the shareholders’ meeting as long as they continue to be shareholders on the Voting Record Date. However, given the short time between the U.S. Notice Record Date and the shareholders’ meeting date, shareholders as of the Voting Record Date may not have received the notices and information received by shareholders holding shares registered through the U.S. Register as of the U.S. Notice Record Date. Such shareholders who have acquired shares between the U.S. Notice Record Date and the Voting Record Date who would like to exercise their vote are encouraged to contact their custodian bank or broker sufficiently in advance to reposition their shares to be held through the French Register.

Shareholders that hold their TotalEnergies ordinary shares on the U.S. Register indirectly through a broker, bank or other intermediary may vote through such intermediaries. Such shareholders should contact their broker, bank or other intermediary for additional information or assistance with voting, as their intermediaries are responsible for collecting and relaying information and facilitating voting on their behalf and may apply additional rules or procedures.

Any shareholder may delegate voting authority at our shareholders’ meetings in accordance with the terms and conditions provided for by applicable regulations.

Legal entities that are shareholders participate in the meetings through their legal representatives or through any agent designated for that purpose.

Our shareholders’ meetings, whether ordinary, extraordinary or combined, make their decisions pursuant to the quorum and majority conditions applicable to the provisions governing the type of meeting, and they may exercise the powers attributed to them by law.

Subject to the following provisions, each member of the shareholders’ meeting is entitled to as many votes as the number of shares they hold or the number of shares for which they hold proxies.

At our shareholders’ meetings, in accordance with our Articles of Association, no shareholder may cast, either directly or through a proxy, in connection with the simple voting rights attached to our shares it holds directly or indirectly and in connection with the powers of attorney granted to it, more than 10% of the total number of voting rights attributable to our shares. Additionally, our Articles of Association also provide that the limitations provided on voting rights shall lapse, without any need for a new decision by an extraordinary shareholders’ meeting, when a natural person or legal entity, acting alone or in concert with one or several natural persons or legal entities, comes to hold at least two-thirds of the total number of Company shares following a public offer for all of the Company’s shares. In such a case, the board of directors would take note of the said lapse and carry out the related formalities concerning modification of the Articles of Association. Accordingly, once acknowledged, the fact that the limitation no longer applies is final and applies to all shareholders’ meetings following the public tender offer under which the purchase of at least two-thirds of our outstanding share capital was made possible, and not solely to the first meeting following that public tender offer. Since in such circumstances the limitation no longer applies, such limitation on voting rights cannot prevent or delay any takeover of the Company, except in case of a public tender offer where the bidder does not acquire at least two-thirds of our outstanding share capital.

In accordance with Article L. 22-10-46 of the French Commercial Code, no double voting rights are attached to the Company’s shares.

Under French law, the Company may request that intermediaries, including the Registered Intermediary, provide certain information identifying shareholders on whose behalf it holds shares. To the extent intermediaries do not respond, or provide inaccurate or incomplete responses, the voting rights and payment of dividends relating to the relevant shares may be limited by French law.

Shareholder Proposals and Action by Written Consent

Pursuant to French law, the board of directors is required to convene an annual ordinary general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months after the end of each prior fiscal year.

The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, then the auditors may call the meeting. In a bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the share capital; or

•	any interested party or the worker’s committee in cases of urgency.

Shareholders holding a majority of the capital or voting rights after a public take-over bid or exchange offer or the transfer of a controlling block of shares may also convene a shareholders’ meeting. In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal and appointment of directors.

Additional draft resolutions to be submitted for approval by the shareholders at the shareholders’ meeting may be proposed to the board of directors within the legal time limit (which is not later than 20 days from the publication of the convening notice (avis de réunion) and in any event no sooner than 25 days prior to the date of the shareholders’ meeting) by one or several shareholders holding a specified percentage of shares. The percentage of shares required to be held by one or several shareholders to be able to submit additional draft resolutions depends on the amount of the share capital of the Company; based on the Company’s issued share capital of €5,516,463,857.50 as of December 8, 2025, this percentage would be 0.5%. The convening notice (avis de réunion) must be published in France with the BALO at least 35 days before the date of the shareholders’ meeting and can be consulted at https://www.journal-officiel.gouv.fr/balo/. As the U.S. Notice Record Date is on or about the 30th day before the shareholders’ meeting, shareholders wishing to submit additional resolutions need to submit them before receiving the meeting materials sent to them on or around the U.S. Notice Record Date, otherwise their submissions are not considered.

Under French law, shareholders have the right to propose amendments to resolutions submitted to the shareholders’ meeting or, in certain cases, new resolutions during the shareholders’ meeting. New resolutions submitted by shareholders during the shareholders’ meeting can be of two kinds:

•	the dismissal of one or more directors with the possibility of replacing them. As a result, even if the agenda does not mention this removal, the meeting may decide to do so and replace the removed director by voting on a new resolution proposed at the shareholders’ meeting to this effect; and

•	matters which are the natural consequence of, or a necessary precondition to, resolutions already on the agenda provided that they comply with French law.

Under French law, shareholders’ action by written consent is not permitted in a Societas Europaea.

Shareholder questions

In addition to exercising their voting rights, shareholders have the opportunity to ask questions during the meeting. The Company responds to these questions during the meeting. Provided they comply with the conditions provided by French law, shareholders may submit written questions to our board of directors before the shareholders’ meeting, with responses published on our website.

Shareholders that hold their TotalEnergies ordinary shares on the U.S. Register indirectly through a broker, bank or other intermediary should contact their broker, bank or other intermediary in advance to obtain information on how to obtain a proof of ownership in a timely fashion.

Sinking fund provisions

Our Articles of Association do not provide for any sinking fund provisions.

Redemption of shares

Under French law, our board of directors is entitled to redeem following their repurchase a set number of shares as authorized by the extraordinary shareholders’ meeting. In the case of such an authorization, the shares redeemed must be cancelled within one month after the end of the offer to purchase such shares from shareholders. However, shares redeemed on the open market do not need to be cancelled if the company redeeming the shares grants options on or awards those shares to its employees within one year following the acquisition. See also “—Repurchase of Shares” below.

OUR CORPORATE GOVERNANCE

As a foreign private issuer listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We intend to rely on the NYSE Listed Company Manual with respect to our corporate governance to the extent possible under French law.

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on the NYSE.

•	Composition of Board of Directors; Independence—The NYSE listing standards provide that the board of directors of a U.S.-listed company must include a majority of independent directors and that the audit committee, the nominating/corporate governance committee and the compensation committee must be composed entirely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Furthermore, as discussed below, the listing standards require additional procedures in regard to the independence of directors who sit on the audit committee and the compensation committee. In addition, the listing standards enumerate a number of relationships that preclude independence. French law does not contain any independence requirement for the members of the board of directors of a French company, except for the audit committee. The French Corporate Governance Code of Listed Corporations Code (the “AFEP-MEDEF Code”) recommends, however, that (i) the independent directors should account for half of the members of the board of directors of widely-held corporations without controlling shareholders, and (ii) independent directors should account for at least one-third of board members in controlled companies. Members of the board representing employees and employee shareholders are not taken into account in calculating these percentages. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management that may interfere with his or her freedom of judgment. Accordingly, an independent director is understood to be any non-executive director of the corporation or the group who has no particular bonds of interest (significant shareholder, employee, other) with them”. The AFEP-MEDEF Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE listing standards, although the specific tests under the two standards may vary on some points. As noted in the AFEP-MEDEF Code, “qualification as an independent director should be discussed by the appointments committee […] and decided on by the board on the occasion of the appointment of a director, and annually for all directors”.

•	Representation of Women on Corporate Boards—French law provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represents at least 40%. Directors representing the employees and directors representing the employee shareholders are not taken into account in calculating this percentage. However, pursuant to requirements expected to apply as from January 1, 2026, directors representing the employee shareholders will have to be taken into account in calculating this percentage (directors representing the employees will remain excluded) and this parity requirement will also have to be met among directors representing the employees. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of May 23, 2025, our board of directors consisted of eight male members and six female members. Excluding the directors representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on our board of directors was 45.5%. This composition would also comply with the rules expected to apply from January 1, 2026, insofar as the group of directors elected by the general meeting (which includes the director representing the employee shareholders but excludes the directors representing the employees) consists of six male members and six female members, which corresponds to 50% women. As the directors representing the employees consists of only two members, the above-mentioned parity requirement among employee shareholders will not apply to the Company.

•	Audit Committee—There is a structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company regarding their involvement in managing the relationship with auditors. French law requires French companies that publish consolidated financial statements, such as ours, to have two co-statutory auditors, while the NYSE listing standards require that the audit committee of a U.S.-listed company to have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

•	Committee Powers—The NYSE listing standards also require that the audit, nominating/corporate governance and compensation committees of a U.S.- listed company be vested with decision-making powers on certain matters. Under French law, however, those committees are advisory in nature and have no decision-making authority. Board committees are responsible for examining matters within the scope of their charter and making recommendations thereon to the board of directors. Under French law, the board of directors has the final decision-making authority.

•	Executive Sessions/Communications with Independent Directors—The NYSE listing standards require that the non-management directors of a U.S.-listed company meet at regularly scheduled executive sessions without management. French law does not contain such a requirement. The AFEP-MEDEF Code recommends, however, that a meeting not attended by the executive officers be organized at least once a year. Our board of directors’ practice is in line with the recommendation made in the AFEP-MEDEF Code.

•	Shareholder Approval of Compensation—Pursuant to the French law, the compensation of the chairman of the board of directors, the members of the board of directors, the chief executive officer and, as the case may be, the deputy chief executive officer(s) in French listed companies shall each year be submitted to the approval of their shareholders.

•	Disclosures— The NYSE listing standards require US-listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the board. In addition, the chief executive officer of a U.S.-listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. Our board of directors’ most recent formal self-evaluation took place in February 2025. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the board’s work, the offices and positions of each of our executive officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of our board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

•	Code of Business Conduct and Ethics—The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under article 17 of French law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including us, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules.

OUR BOARD OF DIRECTORS

We are administered by a board of directors, the minimum and maximum number of members of which are defined by French law, as amended from time to time. The terms of office of the members of the board of directors are staggered to more evenly space the renewal of appointments and to ensure the continuity of the work of the board of directors and its committees.

The permanent representative of a legal person appointed as our director must be approved in advance by our board of directors. Such representatives must be less than 70 years old. Each director must own at least 1,000 shares during his/her term of office, except the director representing the employee shareholders and the directors representing the employees.

The term of office for our directors is set by the shareholders acting in an ordinary shareholders’ meeting for a term of office not to exceed three years, subject to applicable law that may allow extension of the duration of a given term until the next ordinary shareholders’ meeting held to approve our financial statements.

The number our directors acting in their own capacity or as permanent representatives of a legal entity that are aged more than 70 years old may not exceed one-third of our sitting directors as determined on the last day of each fiscal year. If this proportion is exceeded, the oldest member of our board of directors is automatically considered to have resigned.

When at the close of a financial year, the portion of capital owned by our employees and those of the companies affiliated to us, as per article L. 225-180 of French Commercial Code, determined according to the provisions of article L. 225-102 of said code (after taking into account the registered shares held directly by employees and governed by article L. 22-10-59 of the French Commercial Code (formerly article L. 225-197-1), regardless of their grant date), represents more than 3%, a director is elected at the ordinary shareholders’ meeting upon proposal of the shareholders referred to in article L. 225-102 of the French Commercial Code in accordance with the procedures provided by the applicable regulations and the Articles of Association.

When we satisfy the provisions of article L. 225-27-1 of the French Commercial Code, our board of directors shall also include one or two of our directors representing employees.

A director representing employees is nominated by the central social and economic works council. When the number of our directors appointed by the shareholders’ meeting is greater than eight, a second director is nominated by the TotalEnergies SE European committee (SE Committee).

ISSUANCE OF ORDINARY SHARES

As indicated under “Form of Shares,” our shares may be held in either registered (au nominatif) or bearer (au porteur) form, at the shareholder’s discretion.

Shares must be issued for a subscription price at least equal to their nominal value, which must be fully paid unless otherwise agreed. Shares paid in cash must be paid up to at least 25% of their nominal value and, as the case may be, the whole of any issue premium at the time of issuance but would have to be fully paid to be listed together with our existing shares.

In order to be traded on the NYSE, shares must be held through a participant in the system managed by DTC. To that end, shares that are DTC-eligible are recorded in the U.S. Register maintained by Computershare. The U.S. Register includes all shares held in DTC and the shares registered directly in the name of Registered Holders in the U.S. Register.

Shares recorded in the U.S. Register are in bearer (au porteur) form, meaning that a registered intermediary (intermédiaire inscrit) is registered in France for the account of the owners of the shares registered on the U.S. Register in accordance with Articles L. 228-1 et seq. of the French Commercial Code. Société Générale acts in France as the Registered Intermediary.

Shares other than those recorded in the U.S. Register are recorded on the French Register, which shares may not be traded on the NYSE (see “Form of Shares,” above). Any shareholder wishing to hold its shares on one or another register shall, at its own expense, provide instructions to this end.

As of December 8, 2025, 184,911,472 shares of the Company are recorded in the U.S. Register and 2,021,674,071 shares of the Company are recorded on the French Register.

REPURCHASE OF SHARES

In addition to applicable SEC rules, under French law, we may not issue shares to ourselves. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our issued share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. Prior to acquiring our shares, we must publish a description of the share buyback program (descriptif du programme de rachat d’actions).

We may not cancel more than 10% of our issued share capital over any 24-month period. Our repurchase of shares must not result in our Company holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. We must hold any shares that we repurchase in registered form. These shares must be fully paid up. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

The shareholders, at an extraordinary general shareholders meeting, may decide not to take these shares into account in determining the preemptive rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

Our buyback program was submitted and approved by our shareholders’ meeting on May 23, 2025. The purpose of our share buyback program is to (i) reduce our capital through the cancellation of shares, (ii) honor our obligations related to securities convertible or exchangeable into Company shares, (iii) honor our obligations related to stock option programs or other share grants to the Company’s executive directors or to employees of the Company or of subsidiaries of the Company and (iv) stimulate the secondary market or the liquidity of the Company share under a liquidity agreement.

In case of transactions other than the abovementioned intended purposes, we will inform our shareholders in a press release. According to the intended purposes, the treasury shares acquired could in particular be either: (i) canceled, up to the legal limit of 10% of the total number of shares composing the capital on the date of the operation, per each 24-month period, (ii) granted for no consideration to the employees and the executive directors of the Company, or of other companies from our group, (iii) delivered to the beneficiaries of our shares purchase options having exercised such options, (iv) sold to employees, either directly or through the intermediary of company savings funds, (v) delivered following the exercise of rights attached to securities giving rights to the allocation of our shares, either through redemption, conversion, exchange, presentation of a warrant or in any other manner, and (vi) used in any other way consistent with the purposes stated in the shareholders’ meeting resolution.

The shares bought back and held by us will be deprived of voting rights and dividend rights. This authorization was granted for an 18-month period from the date of our shareholders’ meeting. It renders ineffective, up to the unused portion, any previous authorization having the same purpose.

PRE-EMPTIVE RIGHTS; SHAREHOLDER VOTE ON CERTAIN REORGANIZATIONS

Under French law, in case of issuance of additional shares or other securities giving right, immediately or in the future, to new shares for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the extraordinary meeting deciding or authorizing the capital increase. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, or assign or not exercise its preferential rights. These rights may also be traded or listed on Euronext Paris and/or the NYSE.

Under French law, completion of a legal merger (fusion), demerger (scission), dissolution, sale, lease or exchange of all or substantially all of a company’s assets, requires:

•	the approval of the board of directors; and

•	the approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a legal merger (fusion) with a non-EU company, approval of all the shareholders of the company.

SHAREHOLDER DISCLOSURE THRESHOLDS

Crossing of Threshold Notifications under U.S. Law

Holders of our ordinary shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than five percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of any plans or proposals that may lead to a change of control of an issuer.

If we were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership of, and transactions in, our equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to provide us with copies of all Section 16 reports they file.

Crossing of Threshold Notifications under French Law

As a result of the listing of our shares on Euronext Paris, pursuant to articles L. 233-7 et seq. of the French Commercial Code and 223-11 et seq. of the general regulations of the French Financial Markets Authority (Autorité des marchés financiers) (the “AMF”), our shareholders may be required under French law to notify us upon crossing certain percentage thresholds of share ownership or voting rights

Under the terms of Article L. 233-7 of the French Commercial Code, any change in share ownership or voting rights that results in a shareholder owning shares or controlling voting rights, directly or indirectly, of more than or less than 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95% of the outstanding share capital or voting rights of an issuer whose shares are listed on Euronext Paris, by a shareholder acting alone or in concert, must be reported to our Company and to the AMF, no later than four Euronext Paris trading days after the threshold is crossed.

In addition, in accordance with our Articles of Association, any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the share capital or the voting rights of our Company or of securities that may include future voting rights or future access to share capital or voting rights of our Company, is required to inform us by postal mail with return receipt requested (lettre recommandée avec accusé de réception), indicating the number of securities or voting rights of our Company held, within a period of 15 days from the date of crossing each threshold.

In determining the ownership or voting rights percentages provided for in the above paragraph, shares or voting rights of our Company held by controlled companies, as defined in article L. 233-3 of the French Commercial Code, must be included if applicable.

In the event of a failure to declare ownership of shares or voting rights of our Company as described above, any shares or voting rights of our Company exceeding the fraction that should have been declared may be deprived of voting rights at a shareholders’ meeting if, at the meeting, the failure to declare ownership of such shares or voting rights of our Company has been noted and if one or several shareholders holding, collectively, at least 3% of capital or voting rights of our Company so request at such meeting.

MANDATORY TAKEOVER BID

Under French Law, any natural or legal persons, acting alone or in concert under Article L. 233-10 of the French Commercial Code, who comes into possession, otherwise than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall file a draft takeover bid on all the capital and securities granting access to the capital or voting rights, and on terms that comply with applicable United States securities law, rules of the SEC and NYSE rules.

The same requirement applies to natural or legal persons, acting alone or in concert, who directly or indirectly own a number between 30% and half of the total number of equity securities or voting rights of the Company and who, in less than twelve consecutive months, increase the holding, in capital or voting rights, of at least 1% of the total number of equity securities or voting rights of the Company.

When a draft offer is submitted, the price proposed must be at least equal to the highest price paid by the offeror, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, over a period of twelve months preceding the event giving rise to the obligation to submit the draft offer.

The AMF may request or authorize a change in the proposed price in the event of a clear change in the characteristics of the Company or the market of the securities. This applies in particular in the following cases:

•	when events likely to significantly affect the value of the securities concerned have occurred during the twelve months preceding the filing of the offer;

•	when the target company is in proven financial difficulty;

•	when the price proposed results from a transaction involving related elements between the offeror, acting alone or in concert, and the seller of the securities acquired by the offeror during the last 12 months.

In such a case, or in the absence of a transaction by the offeror during the twelve-month period referred above, the price shall be determined on the basis of the objective valuation criteria usually applied, the characteristics of the target company and the market for its securities.

The AMF may consider that no tender offer should be filed to the extent the conditions listed in Article 234-7 of the AMF General Regulations are met. In addition, the AMF can grant a mandatory bid exemption in case the conditions listed in Article 234-9 of the AMF General Regulations are fulfilled.

Following completion of the tender offer, if the securities not tendered represent less than 10% of the capital and voting rights of the target company, the majority shareholder may, within three months, implement a mandatory squeeze out of these securities. Minority shareholders are then compensated and the securities of the target company are delisted from the market. An independent expert is appointed by the target company to determine the price of the mandatory squeeze out. If the majority shareholder has not implemented a mandatory squeeze out within the three-month period, it may launch a public repurchase offer at a later date. In this case, the offer price may differ from that of the public offer.

DISCLOSURE OF INSIDE INFORMATION AND PROHIBITION ON INSIDER DEALING

In addition to applicable SEC and NYSE rules, French law requires, pursuant to the Article 17 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 (as amended and supplemented, the “Market Abuse Regulation”), that we disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; and (iii) if it were made public, would be likely to have a significant effect on the prices of our financial instruments (as such term is defined under the Market Abuse Regulation) or on the price of related derivative financial instruments (the “Inside Information”). In this regard:

•	information is deemed to be of a precise nature if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (e.g., our ordinary shares) or the related derivative financial instrument.;

•	information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments or the related derivative financial instruments means information a reasonable investor would be likely to use as part of the basis of his or her investment decisions; and

•	an intermediate step in a protracted process is deemed to be Inside Information if, by itself, it satisfies the criteria of Inside Information as referred to above. However, pursuant to requirements expected to apply as from June 5, 2026, the obligation to publicly disclose Inside Information will not apply to Inside Information related to intermediate steps in a protracted process where those steps are connected with bringing about or resulting in particular circumstances or a particular event. In such a protracted process, only the final circumstances or final event shall be required to be disclosed, as soon as possible after they have occurred.

We have to comply with the above disclosure requirement through the publication of a press release in accordance with the Market Abuse Regulation and French law, which discloses to the public the relevant Inside Information. In addition, we are required to made public any Inside Information disseminated by us, in a manner that permits full and prompt access to, and correct and timely evaluation of, such information by the public in compliance with the Market Abuse Regulation.

Under specific circumstances, the AMF may request us to disclose to the public, or provide, specific information or documentation. For this purpose, the AMF has broad powers under applicable European Union regulations, as well as French law, to, among other things, carry out inspections or investigations or request information from the members of our board of directors or the external auditors.

We may delay disclosure to the public of Inside Information provided that all of the following conditions are met: (a) immediate disclosure is likely to prejudice our legitimate interests; (b) delay of disclosure is not likely to mislead the public; and (c) we are able to ensure the confidentiality of that information. However, pursuant to requirements expected to apply as from June 5, 2026, we will be entitled to delay disclosure to the public of Inside Information provided that all of the following conditions are met: (a) immediate disclosure is likely to prejudice our legitimate interests; (b) the inside information that we intend to delay is not in contrast with the latest public announcement or other type of communication by us on the same matter to which the inside information refers; and (c) we are able to ensure the confidentiality of that information.

In the case of a protracted process that occurs in stages and that is intended to bring about, or that results in, a particular circumstance or a particular event, we may delay the public disclosure of Inside Information relating to this process, subject to the conditions set forth under (a), (b) and (c) above. However, pursuant to requirements expected to apply as from June 5, 2026, the obligation to publicly disclose Inside Information will no longer apply to Inside Information related to intermediate steps in a protracted process where those steps are connected with bringing about or resulting in particular circumstances or a particular event. In such a protracted process, only the final circumstances or final event shall be required to be disclosed, as soon as possible after they have occurred.

Pursuant to the Article 18 of the Market Abuse Regulation, we, as well as persons acting on our behalf or on our account, are required to draw up and keep regularly updated, a list of all persons who have access to Inside Information and who are working for us under a contract of employment, or otherwise performing tasks pursuant to which they have access to Inside Information, such as advisers or accountants (the “Insider List”).

We, or any person acting on our behalf or on our account, are required to take all reasonable steps to ensure that any person on the Insider List acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to Insider Dealing (as defined below) and unlawful disclosure of Inside Information.

Pursuant to the Article 14 of the Market Abuse Regulation, it is prohibited for any person to make use of Inside Information by acquiring or disposing of, for our own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates, as well as an attempt to do so (“Insider Dealing”). The use of Inside Information by cancelling or amending an order concerning a financial instrument also constitutes Insider Dealing. In addition, it is prohibited for any person to disclose Inside Information to anyone else (except where the disclosure is made strictly as part of the person’s regular duty or function) or, whilst in possession of Inside Information, recommend or induce anyone to acquire or dispose of financial instruments to which the information relates. Furthermore, it is prohibited for any person to engage in or attempt to engage in market manipulation, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of a financial instrument.

REQUIREMENTS FOR AMENDMENTS

The rights of holders of our shares are set in our Articles of Association. The conditions upon which the Articles of Association can be amended are set in article L. 22-10-31 of the French Commercial Code (formerly article L. 225-96).